UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

Date: 30 September 2025

Commission File Number: 001-14958

NATIONAL GRID plc

(Translation of registrant’s name into English)

England and Wales

(Jurisdiction of Incorporation)

1-3 Strand, London, WC2N 5EH, United Kingdom
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

☒  Form 20-F      ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3- 2(b) under the Securities Exchange Act of 1934.  ☐  Yes    ☒  No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

EXHIBIT INDEX

Exhibit No.	Description
99.1	Exhibit 99.1 Announcement sent to the London Stock Exchange on 01 September 2025— Total Voting Rights
99.2	Exhibit 99.2 Announcement sent to the London Stock Exchange on 02 September 2025—Director/PDMR Shareholding
99.3	Exhibit 99.3 Announcement sent to the London Stock Exchange on 09 September 2025—Director/PDMR Shareholding

Exhibit 99.1

1 September 2025

National Grid plc ('National Grid' or 'Company')

Voting Rights update

National Grid's registered capital as of 31 August 2025 consisted of 5,191,884,002 ordinary shares, of which, 230,568,009 were held as treasury shares; leaving a balance of 4,961,315,993 with voting rights.

The figure of 4,961,315,993 may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, National Grid under the FCA's Disclosure Guidance and Transparency Rules.

Julian Baddeley
Group Company Secretary

Exhibit 99.2

2 September 2025

National Grid plc ('National Grid' or 'Company')

Notification of Transactions of Persons Discharging Managerial Responsibilities ('PDMRs')

This announcement is made in accordance with Article 19 of the Market Abuse Regulation ('MAR'). Following the appointment of Zoë Yujnovich as Chief Executive Designate on 1 September 2025. Mrs Yujnovich was granted share awards under the Company's Long Term Performance Plan ('LTPP').

These share awards comprise (i) a 2025 LTPP award, and (ii) a Buyout award to replace remuneration foregone when leaving her previous employer, made under the LTPP.

All remuneration arrangements are consistent with the terms of the Directors' Remuneration Policy approved by shareholders at the AGM in July 2025 which can be found in the 2024/25 Annual Report.

The 2025 LTPP Award will vest on or after 30 June 2028 and is conditional on continued employment and on the satisfaction of the performance conditions approved by the Remuneration Committee. The award is subject to a two-year holding period and clawback and malus provisions. For further details of the LTPP, please see the Company's 2024/25 Annual Report and Accounts.

The Buyout award will vest in three equal tranches on or after 1 September 2026, 1 September 2027 and 1 September 2028 respectively. The award is conditional on continued employment and satisfactory conduct and performance. This award is subject to clawback and malus provisions.

In addition, as disclosed in the Company's 2024/25 Annual Report and Accounts, Executive Directors are required to retain the after-tax value of any shares under the LTPP until the shareholding requirement is met.

Enquiries and contacts

Investors:

Angela Broad	+44 (0) 7825 351 918
Cerys Reece	+44 (0) 7860 382 264
Tom Edwards	+44 (0) 7976 962 791
Media:

Dan Roberts, Brunswick Group            +44 (0) 7980 959 590

In accordance with MAR, the relevant Financial Conduct Authority notifications are set out below.

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Zoë Yujnovich
2	Reason for the notification
a)	Position/status	Chief Executive Designate
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	National Grid plc
b)	LEI	8R95QZMKZLJX5Q2XR704
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares of 12 204/473p each GB00BDR05C01
b)	Nature of the transaction	Acquisition of a conditional award over securities, for nil consideration, under the 2025 Long Term Performance Plan.
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		Nil	506,086
d)	Aggregated information - Aggregated volume - Price
e)	Date of the transaction	2025.09.01
f)	Place of the transaction	Outside of a trading venue

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Zoë Yujnovich
2	Reason for the notification
a)	Position/status	Chief Executive Designate
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	National Grid plc
b)	LEI	8R95QZMKZLJX5Q2XR704
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares of 12 204/473p each GB00BDR05C01
b)	Nature of the transaction	Acquisition of a conditional award over securities, for nil consideration, under the Long Term Performance Plan.
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		Nil	408,762
d)	Aggregated information - Aggregated volume - Price
e)	Date of the transaction	2025.09.01
f)	Place of the transaction	Outside of a trading venue

Exhibit 99.3

9 September 2025

National Grid plc ('National Grid' or 'Company')

Notification of Transactions of Persons Discharging Managerial Responsibilities ('PDMRs')

This announcement is made in accordance with Article 19 of the Market Abuse Regulation ('MAR'). In accordance with MAR, the relevant Financial Conduct Authority ('FCA') notifications are set out below.

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Andy Agg
2	Reason for the notification
a)	Position/status	Chief Financial Officer
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	National Grid plc
b)	LEI	8R95QZMKZLJX5Q2XR704
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares of 12 204/473p each GB00BDR05C01
b)	Nature of the transaction	Monthly purchase of securities ("partnership shares") under the Share Incentive Plan
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		GBP 10.3301	14
d)	Aggregated information - Aggregated volume - Price
e)	Date of the transaction	2025.09.08
f)	Place of the transaction	London Stock Exchange (XLON)

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	John Pettigrew
2	Reason for the notification
a)	Position/status	Chief Executive
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	National Grid plc
b)	LEI	8R95QZMKZLJX5Q2XR704
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares of 12 204/473p each GB00BDR05C01
b)	Nature of the transaction	Monthly purchase of securities ("partnership shares") under the Share Incentive Plan
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		GBP 10.3301	15
d)	Aggregated information - Aggregated volume - Price
e)	Date of the transaction	2025.09.08
f)	Place of the transaction	London Stock Exchange (XLON)

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Will Serle
2	Reason for the notification
a)	Position/status	Chief People Officer
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	National Grid plc
b)	LEI	8R95QZMKZLJX5Q2XR704
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares of 12 204/473p each GB00BDR05C01
b)	Nature of the transaction	Monthly purchase of securities ("partnership shares") under the Share Incentive Plan
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		GBP 10.3301	14
d)	Aggregated information - Aggregated volume - Price
e)	Date of the transaction	2025.09.08
f)	Place of the transaction	London Stock Exchange (XLON)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NATIONAL GRID plc

By:	Beth Melges
Beth Melges Head of Plc Governance

Date: 30 September 2025